Exhibit 3.3

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

EXA CORPORATION

Exa Corporation, a Delaware corporation, does hereby certify that this Amendment to Amended and Restated Certificate of Incorporation has been duly proposed by the board of directors of the corporation and adopted by its stockholders in the manner and by the vote prescribed by Sections 228 and 242 of the General Corporation Law of Delaware.

1. The name of the corporation (hereinafter called the “Corporation”) is Exa Corporation.

2. That the Amended and Restated Certificate of Incorporation of the Corporation, as amended to date, be further amended by “) by deleting Section 6C of the Certificate of Incorporation and substituting the following therefor:

6C. Fractional Shares; Dividends; Partial Conversion. No fractional shares shall be issued upon conversion of Preferred Stock into Common Stock and no payment or adjustment shall be made upon any conversion on account of any cash dividends on the Common Stock issued upon such conversion. At the time of each conversion, the Corporation shall pay in cash an amount equal to all declared dividends accrued and unpaid on the shares of Preferred Stock surrendered for conversion to the date upon which such conversion is deemed to take place as provided in subsection 6B. Upon the conversion to Common Stock of any shares of Preferred Stock, the right of the holders thereof to receive any dividends previously accrued thereon shall be extinguished, except to the extent that any such dividend shall have been declared prior to such conversion. In case the number of shares of Preferred Stock represented by the certificate or certificates surrendered pursuant to subsection 6A exceeds the number of shares converted, the Corporation shall, upon such conversion, execute and deliver to the holder, at the expense of the Corporation, a new certificate or certificates for the number of shares of Preferred Stock represented by the certificate or certificates surrendered which are not to be converted. If any fractional share of Common Stock would, except for the provisions of the first sentence of this subsection 6C, be delivered upon such conversion, the Corporation, in lieu of delivering such fractional share, shall pay to the holder surrendering Preferred Stock for conversion an amount in cash equal to the current market price of such fractional share as determined in good faith by the Board of Directors.

3. The amendment to the Amended and Restated Certificate of Incorporation herein certified shall become effective upon its filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed by Stephen A. Remondi, its Chief Executive Officer, this __ day of ____ __, 2011.

EXA CORPORATION

By:
Stephen A. Remondi